

16013231

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gemini Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd., 20th Floor
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Tumen (312) 692-5083
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 North Wacker Drive, Suite 3100	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Tumen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gemini Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
THERESA VICKERS
Notary Public - State of Illinois
My Commission Expires May 4, 2019

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A copy of the review Report of Independent Registered Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Members
Gemini Capital, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Gemini Capital, LLC (the Company) as of December 31, 2015, and the related statements of operations and changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 2, 2016

GEMINI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	10,577
	$	10,577

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accrued expenses	$	4,000
		4,000
Members' capital		6,577
	$	10,577

See Notes to Financial Statements.

GEMINI CAPITAL, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Commission revenues	$ -	
Total revenues		$ -
EXPENSES:		
Insurance expense	637	
Office expenses	1,590	
Administrative expenses	10	
Professional fees	4,023	
Total expenses		6,260
NET LOSS		(6,260)
MEMBERS' CAPITAL, BEGINNING OF YEAR		6,837
CAPITAL CONTRIBUTIONS		6,000
CAPITAL WITHDRAWALS		-
MEMBERS' CAPITAL, END OF YEAR		$ 6,577

See Notes to Financial Statements.

GEMINI CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net loss	$ (6,260)	
Net cash used in operating activities		$ (6,260)
FINANCING ACTIVITIES:		
Capital contributions	6,000	
Capital withdrawals	-	
Net cash provided by financing activities		6,000
NET DECREASE IN CASH		(260)
CASH, BEGINNING OF YEAR		10,837
CASH, END OF YEAR		$ 10,577
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Cash paid during the year for interest		$ -
Cash paid during the year for income taxes		$ -

See Notes to Financial Statements.

1. Organization:

Gemini Capital, LLC (the "Company") was organized in the State of Illinois in accordance with the Illinois Liability Act on April 6, 1998. The Company is a registered securities broker-dealer conducting its business on a fully disclosed basis. The Company is registered as a broker/dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a limited liability company, members' liability is limited.

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash in a bank account insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2015, the account never exceeded the limit and no losses have been incurred on the account.

The Company is not liable for federal income taxes as the members recognize the Company's income or loss on their personal tax returns. For 2015, the Company was exempt from Illinois Replacement Tax as it qualified as an Investment Partnership. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset, respectively, in the current year. For the year ended December 31, 2015, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2012.

Recorded amounts of cash and accrued expenses approximate fair value, based on their short-term nature.

Management has evaluated subsequent events through February 2, 2016, the date on which the financial statements were available to be issued.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2015, the Company had net capital of $6,577, which is $1,577 in excess of its required net capital.

GEMINI CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$	6,577
Less:		
Non-allowable assets		-
NET CAPITAL		6,577
Minimum capital requirement		5,000
EXCESS NET CAPITAL	$	1,577
EXCESS NET CAPITAL AT 1000%	$	577

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item(s) included in the statement of financial condition:		
Accrued expenses, as applicable	$	4,000
Aggregate indebtedness	$	4,000
Ratio: Aggregate indebtedness to Net Capital		0.61 to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2015.

GEMINI CAPITAL, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.



JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C 3-3

The Members
Gemini Capital, LLC
Chicago, Illinois

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3, in which: (1) Gemini Capital, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 2, 2016

Gemini Capital, LLC
111 West Jackson Blvd
20th Floor
Chicago, IL 60604

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C 3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 N. Wacker Dr.
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of Gemini Capital, LLC (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2015, by making the following statements to our independent registered public accounting firm as part of their review procedures:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).

2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2015, without exception.

3. The Company has disclosed any regulatory examinations or correspondence with the SEC or its designated examining authority related to its compliance with the exemptive provisions.

4. All subsequent events through the date of the report of our independent registered public accounting firm that could have a material effect on the Company's assertions have been disclosed.

5. The Company has designed and implemented effective controls in order to maintain its compliance with the exemptive provisions.

6. The Company actively monitors its compliance with the exemptive provisions.

This report is to be filed with the Company's annual audited financial statements, and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.



Steven Tumen, Managing Member

Gemini Capital, LLC

February 2, 2016

GEMINI CAPITAL, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2015

GEMINI CAPITAL, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2015

CONTENTS

GEMINI CAPITAL, LLC

FORM SIPC-7: GENERAL ASSESSMENT RECONCILIATION
(With Independent Accountants' Report Thereon)

YEAR ENDED DECEMBER 31, 2015

 JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Members
Gemini Capital, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Gemini Capital, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities or parties, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 (as applicable) with respective cash disbursement records, including a copy of the check written, the bank statement in which the check cleared, and the cash disbursements journal in which the check was recorded, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 (as applicable) with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (as applicable), noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (as applicable), noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 2, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******1108*******************ALL FOR AADC 606
050996 FINRA DEC
GEMINI CAPITAL LLC
111 W JACKSON BLVD 20TH FL
CHICAGO IL 60604-3589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
STEVEN TUMEN 312-692-5090

2. A. General Assessment (item 2e from page 2) $ 0
   B. Less payment made with SIPC-6 filed (**exclude interest**) (0)
   ______ Date Paid
   C. Less prior overpayment applied (300)
   D. Assessment balance due or (overpayment) <300>
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ <300>
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $______
   H. Overpayment carried forward $(300)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GEMINI CAPITAL LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2ND day of FEBRUARY, 20 16.

MANAGING MEMBER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ Ø
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ Ø	
Enter the greater of line (i) or (ii)		Ø
Total deductions		Ø
2d. SIPC Net Operating Revenues		$ Ø
2e. General Assessment @ .0025		$ Ø

(to page 1, line 2.A.)